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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 115637-10-0

1.	Name of Reporting Person: Sandra Anne Frazier		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 13,456

		6.	Shared Voting Power: 4,232,628

		7.	Sole Dispositive Power: 13,456

		8.	Shared Dispositive Power: 4,232,628

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,246,084

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ N/A

11.	Percent of Class Represented by Amount in Row (9): 7.48%

12.	Type of Reporting Person: IN

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Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
     a) Name:                                        Sandra Anne Frazier
     b) Principal Business address:      424 Pennington Lane
                                                           Louisville, Kentucky 40207
     c) United States of America
     d) Brown-Forman Corporation Class A Common Stock
     e) 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

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     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The amount of shares beneficially owned by the undersigned as of January 1, 2005, is as follows:

		Aggregate
		Number
(a)	Beneficially Owned	4,246,084
(b)	Percent of Class	7.48%
(c)	Sole Voting Power	13,456
	Shared Voting Power	4,232,628
	Sole Disposition Power	13,456
	Shared Disposition Power	4,232,628
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     This report is filed incident to the death of Robinson S. Brown, Jr. on July 28, 2005. Mr. Brown was a member of the Advisory Committee described below until the time of his death.
     The undersigned, as a member of the Advisory Committee to two trusts created by her grandmother, Amelia Brown Frazier, shares voting and dispositional powers over 4,232,628 shares of Brown-Forman Corporation Class A common stock. As of the date of this filing, the other member of the Advisory Committee is Owsley B. Frazier, 829 West Main Street, Louisville, Kentucky 40202, retired, former Vice-Chairman, Brown-Forman Corporation. As of the date of this filing, no replacement advisor has been appointed in substitution for the late Robinson S. Brown, Jr. Neither the undersigned nor Mr. Frazier has been convicted of a criminal offense or found liable in a civil action involving the securities laws in the last five years. Both the undersigned and Mr. Frazier are citizens of the United States.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A

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Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 19, 2005
/s/ Sandra Anne Frazier
Sandra Anne Frazier

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